

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 1, 2006

Mr. Derek Price
Chief Financial Officer
Glencairn Gold Corporation
6 Adelaide Street East, Suite 500
Toronto, Ontario M5C 1H6

   **Re: Glencairn Gold Corporation**
     **Form 40-F/A for Fiscal Year Ended December 31, 2005**
     **Filed April 3, 2006**
     **File No. 1-32412**

Dear Mr. Price:

   We have completed our review of your Form 40-F/A and related filings and do not, at this time, have any further comments.

          Sincerely,

          Jill S. Davis
          Branch Chief